EYENOVIA, INC.

295 Madison Avenue, Suite 2400

New York, NY 10017

May 11, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Paul Fischer Division of Corporation Finance Office of Healthcare & Insurance

Re:	Acceleration Request

Eyenovia, Inc. Registration Statement on Form S-3 Filed April 22, 2020, as amended on May 8, 2020 (File No. 333-237790)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Eyenovia, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Wednesday, May 13, 2020, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling S. Halle Vakani at (919) 865-1125. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Ms. Vakani via email at hvakani@wyrick.com.

Sincerely,

EYENOVIA, INC.

By:	/s/ Tsontcho Ianchulev
Tsontcho Ianchulev, Chief Executive Officer

cc:	S. Halle Vakani, Wyrick Robbins Yates & Ponton LLP